Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release of Frontline Ltd., dated August 18, 2015, announcing that its 2015 Annual General Meeting will be held on September 18, 2015.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline Ltd. ("Frontline") and Frontline 2012 Ltd. ("Frontline 2012"), Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), filed on August 24, 2015 that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http:// www.frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

FRO - Notice of Annual General Meeting 2015
Press release from Frontline Ltd. 18.08.2015
Frontline Ltd. (the "Company") announces that its 2015 Annual General Meeting will be held on September 18, 2015. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F for 2014 can be found on our website at http://www.frontline.bm and attached to this press release.
August 17, 2015
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

FRONTLINE LTD
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 18, 2015
NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Frontline Ltd. (the "Company") will be held on September 18, 2015 at 10:15 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2014.
To consider the following Company proposals:
1.	To re-elect John Fredriksen as a Director of the Company.
2.	To re-elect Kate Blankenship as a Director of the Company.
3.	To re-elect Georgina E. Sousa as a Director of the Company.
4.	To re-elect Ola Lorentzon as a Director of the Company.
5.	To re-elect Robert Hvide Macleod as a Director of the Company.
6.	To re-appoint PricewaterhouseCoopers AS of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.
7.	To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$600,000.00 for the year ended December 31, 2015.
By Order of the Board of Directors
Georgina Sousa
 Secretary
Dated: July 30 2015
Notes:
1.	The Board of Directors has fixed the close of business on July 24, 2015, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.
2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.
3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.
4.	A Form of Proxy is enclosed for use by holders of shares held through the United Kingdom and Norway registers in connection with the business set out above.
5.	Shareholders whose shares are held on the United Kingdom and Norwegian VPS share registers may view the Company's audited financial statements included in its Annual Report on Form 20-F on its website, www.frontline.bm

The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF
 SHAREHOLDERS (THE "MEETING") OF FRONTLINE LTD. TO BE HELD ON SEPTEMBER 18, 2015

PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2014 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.
The Company's audited consolidated financial statements contained in its Annual Report on Form 20-F are available on our website at www.frontline.bm. Shareholders can request a hard copy free of charge upon request by writing to us at: P.O. Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, or send an e-mail to: ir@frontmgt.no. The audited consolidated financial statements of the Company for the year ended December 31, 2014 have been provided to shareholders whose shares are registered in the United States online as described above in the Notice.

COMPANY PROPOSALS
PROPOSALS 1, 2, 3, 4 and 5 - ELECTION OF DIRECTORS
The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. Mrs. Blankenship and Mr. Lorentzon meet the independence standard for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.
As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for Directors of the Company is set forth below:
Name	Age	Director Since	Current Position with the Company
John Fredriksen	71	1997	Director, Chairman, President and
			Chief Executive Officer
Kate Blankenship	50	2003	Director and Chairperson of the Audit
			Committee
Georgina E. Sousa	65	2013	Director and Secretary
Ola Lorentzon	66	2015	Director
Robert Hvide Macleod	36	2015	Director
John Fredriksen has served as Chairman of the Board, President and a director of the Company since November 3, 1997. Mr. Fredriksen has established trusts for the benefit of his immediate family which hold the shares of Hemen Holding Ltd. ("Hemen"), our largest shareholder. Mr. Fredriksen is Chairman of the Board, President and a director of a related party, Seadrill Limited ("Seadrill"), a Bermuda company listed on the New York and Oslo Stock Exchange. From 2001 until September 2014, Mr. Fredriksen served as Chairman, President and a director of Golar LNG Limited He has also served as a director of a related party Golden Ocean Group Limited (formerly "Knightsbridge Shipping Limited"), a Bermuda company listed on the New York and Oslo Stock Exchange since March 2015 ("Golden Ocean"). Mr. Fredriksen previously served as a director, President and CEO of Golden Ocean's predecessor from November 2004 to March 2015. He also serves as a director of a related party, Frontline 2012 Ltd., a Bermuda company listed on the NOTC, and North Atlantic Drilling Ltd, a Bermuda company listed on the New York Stock Exchange.
Kate Blankenship has served as a director of the Company since August 2003. Mrs. Blankenship joined the Company in 1994 and served as the Company's Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has served as a director of Ship Finance International Limited since October 2003, Golden Ocean (formerly "Knightsbridge Shipping Limited") since March 2015, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Golar LNG Limited since 2007, Independent Tankers Corporation Limited since February 2008, North Atlantic Drilling Ltd., since February 2011, Frontline 2012 Ltd., since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited since October 2013. Mrs. Blankenship previously served as a director of Golden Ocean's predecessor from 2003 to 2015. She is a member of the Institute of Chartered Accountants in England and Wales.

Georgina E. Sousa has served as a director of the Company since April 2013 and has been employed by the Company since February 2007. Ms. Sousa is also a director of Frontline 2012 Ltd., North Atlantic Drilling Ltd., Ship Finance International Limited and has served as Secretary of Golden Ocean (formerly "Knightsbridge Shipping Limited") since March 2007. Ms. Sousa served as a director of Golden Ocean's predecessor from April 2013 to March 2015 and as a director of Golar LNG Limited from 2005 to 2015. Prior to joining the Company, Mrs. Sousa was Vice-President – Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager, Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe (now Appleby) as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson (now Cox, Hallett & Wilkinson) as Senior Company Secretary.
Ola Lorentzon was appointed as a director of the Company on May 27, 2015. Mr. Lorentzon has been a director of Golden Ocean (formerly" Knightsbridge Shipping Limited") since May 26, 2000, Chairman of the Board since September 1996 and Chief Executive Officer from May 2010 until March 2015. Mr. Lorentzon is also a director of Erik Thun AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline Ltd., from April 2000 until September 2003.
Robert Hvide Macleod was appointed as a director of the Company on May 27, 2015. Mr. Macleod has served as Chief Executive Officer of Frontline Management AS since November 2014. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr. Macleod holds a Maritime Business (Hons) degree from Plymouth University.
PROPOSAL 6 - APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers AS of Oslo, Norway as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.
Audit services provided by PricewaterhouseCoopers AS, Oslo, Norway in fiscal year 2013 included the examination of the consolidated financial statements of the Company and its subsidiaries.
All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.
PROPOSAL 7 – TO APPROVE DIRECTORS' FEES
At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$600,000 for the year ended December 31, 2015.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.
By Order of the Board of Directors
Georgina Sousa
 Secretary
July 30, 2015
Hamilton, Bermuda